Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits
L.P. IV, A Limited Partnership
(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$901,000	$180.20

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$180.20	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	October 21, 2004

[   ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 21, 2004, as amended and supplemented on November 29, 2004, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP (the “Partnership”) at a cash purchase price of $53 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2004 (the “Offer to Purchase”) a copy of which was filed as Exhibit 12.1 to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Units Sought

         The Purchaser is now offering to purchase up to 11,000 Units, which is approximately 16% of the Units outstanding. Previously, the Offer indicated that the Purchaser would purchase up to 17,000 Units.

         The Offer to Purchase and all related documents are amended to change all references to the number of Units sought from 17,000 Units to 11,000 Units. Since the Purchaser would hold approximately 16% of the outstanding Units if all Units sought are tendered, all references in the Offer to Purchase to Purchaser’s percentage ownership are adjusted accordingly.

Item 3. Identity and Background of Filing Person

         Item 3 is amended and supplemented as follows.

         (a)        The section of the Offer to Purchase entitled “CERTAIN INFORMATION CONCERNING THE PURCHASER – The Purchaser” is deleted in its entirety and replaced with the following:

         The Purchaser is a Missouri corporation that was formed in April 2004. The principal office of the Purchaser is 1001 Walnut, Kansas City, Missouri 64106. The Purchaser has no employees of its own. The Purchaser and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

         The Purchaser is owned by its two members Christopher J. Garlich (“Mr. Garlich”) and Jose L. Evans (“Mr. Evans”). Although not a Purchaser and not involved in structuring and determining the terms of the Offer, Mr. Evans and Mr. Garlich may also be deemed bidders as a result of their ownership of the Purchaser.

         Maxus Properties, Inc., a Missouri corporation (“Maxus Properties”) is performing services related to the administration of the offer, which include mailing the offer, receiving tenders, answering questions regarding the offer and processing the paperwork to request transfer of the tendered Units. The managers of Purchaser, Christine Robinson and Michele Berry, are employees of Maxus. Mr. Garlich is a majority shareholder of Maxus Properties.

For certain information concerning the Purchaser’s managers and members, see Schedule I to this Offer to Purchase.

     (b)        In the Offer to Purchase, the second and third paragraph under “CERTAIN INFORMATION CONCERNING THE PURCHASER – General” is deleted in its entirety and replaced with the following:

         On September 28, 2004, the Purchaser filed a lawsuit against two limited partnerships affiliated with the Partnership, relating to the refusal of the two partnerships to register limited partnership Units purchased by the Purchaser. The Purchaser, however, has dismissed the litigation against the Partnership because the Partnership rescinded its refusal to register the transfer of the Units requested.

         Park G.P., Inc. (“Park”), a substituted limited partner in the Partnership and an affiliate of Maxus Properties, filed a lawsuit against the Partnership, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC. Park’s lawsuit against the Partnership relates to the Partnership’s refusal to make available for inspection and copying books and records requested by Park. This case is ongoing.

    (c)        The second paragraph under “Item 3. Identity and Background of Filing Person” in the Schedule TO is deleted in its entirety and replaced with the following:

         During the last five years, none of the Purchaser, Christopher J. Garlich and Jose L. Evans (the “Signing Persons”), or to the knowledge of the Purchaser or the Signing Persons, any of the Managers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

         Item 4 is amended and supplemented as follows.

    (a)        The following bullet points are added after the last bullet point under “RISK FACTORS” in the Offer to Purchase:

o

It is possible that we may conduct a future offer at a higher price, although we have no obligation or current intention to do so. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional Units.

o

We believe that the Partnership’s agreement of limited partnerships prohibits the transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% of the total interest in capital and profits of that partnership to be transferred within such 12-month period. Because an unaffiliated third party maintains the transfer records of the Partnership, we have been unable to ascertain how many Units have been transferred in the previous twelve month period (we are aware of approximately 1,923 Units being transferred in the last 12 months, which amounts to approximately 2.8% of the 68,043 Units outstanding). If Units are validly tendered and not withdrawn that would cause more than 50% of the total interest and capital of the Partnership to be transferred within a 12-month period, we will accept for payment and pay for those Units so tendered pro rata according to the number of Units so tendered, with appropriate adjustments to avoid purchases of fractional Units. The Purchaser does not know whether the general partner will enforce a transfer limitation.

o

If our Offer causes the Partnership to transfer a sufficient number of Units that would trigger a limitation on the transfer of any further Units, those Unit holders that do not tender (and those Unit holders that do not tender all of their Units) may be precluded from transferring their Units for a 12-month period following our Offer.

o

We reserve the right to extend the period of time during which our Offer is open and thereby delay acceptance for payment of any tendered Units. The Offer may be extended up to 90 days from the date of commencement of the Offer, and no payment will be made in respect of tendered Units until the expiration of the Offer and acceptance of Units for payment.

    (b)        The first paragraph under “DETAILS OF THE OFFER – 5. WITHDRAWAL RIGHTS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

        Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 19, 2004 (60 days following the Offer Date). If purchase of, or payment for, Units is delayed for any reason, including (i) extension by the Purchaser of the Expiration Date or (ii) a delay by General Partner in confirming the transfer of Units; or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments), then, without prejudice to the Purchaser’s rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer. The Partnership’s transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date will be January 1, 2005).

    (c)        The last paragraph under “DETAILS OF THE OFFER – 6. EXTENSION OF TENDER PERIOD; AMENDMENT” in the Offer to Purchase is deleted in its entirety and replaced with the following:

        Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer for at least five business days and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the

Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act. The Purchaser will not provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

    (d)        Subsection (a) under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

    (a)        a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser, which determination will be made in the Purchaser’s reasonable judgment;

    (e)        The section “DETERMINATION OF OFFER PRICE” in the Offer to Purchase is deleted in its entirety and replaced with the following:

        In establishing the Offer price, the Purchaser reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $25 to $105. Additionally, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and (ii) other reports filed with the Commission. The Purchaser did not obtain current independent valuations or appraisals of the assets.

        The Purchaser did not develop an estimated current liquidation value for the Partnership’s Units due to the Partnership not granting the Purchaser access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which it has an interest). The Purchaser believes this information is necessary to estimate the liquidation value of the Partnership, including the value of its interest in the other limited partnerships.

    (f)        After the subsection entitled “Limitations on Resales” in the Offer to Purchase under “EFFECTS OF THE OFFER,” the following new paragraph is added:

        The possibility exists that the general partner will deny the transfer of Units. The Purchaser is aware of approximately 1,923 Units being transferred in the last 12 months (which amounts to approximately 2.8% of the 68,043 Units outstanding). Although the Purchaser does not know whether the general partner will enforce a limitation on transfer, the Purchaser should know whether the general partner will transfer the Units tendered when the Partnership’s transfer agent provides confirmation of transfers, which occurs on a quarterly basis (the next confirmation date should be January 1, 2005).

    (g)        The section “ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE” in the Offer to Purchase is amended by adding the following new paragraph after the third paragraph:

        For example, if a Unit holder tenders 500 Units, and no distributions have been declared by the Partnership, the Unit holder would receive $53 per Unit tendered ($26,500), LESS the maximum transfer fee of $250, which would yield net proceeds of $26,250. If, however, the Partnership declared a distribution of $50, the tendering Unit holder in this example would receive $26,250, LESS the distribution of $50 per Unit ($25,000), which would yield total net proceeds of $1,250.

Item 10. Financial Statements

         Item 10 of the Schedule TO is supplemented and amended as follows.

    (a)        Subsection (iii) is deleted in its entirety and replaced with:

    (iii)        the Purchaser and certain affiliates of Maxus Properties, Inc., which is assisting Purchaser in the administration of the Offer, would own approximately 19% (or less) of the outstanding Units after the Offer, which percentage could not reasonably implicate a change of control of the partnership because we believe that the Partnership’s limited partnership agreement requires at least an actual majority of the outstanding securities (as opposed to a majority of a quorum) for any approval by the Partnership’s limited partners, including any removal or election of a general partner.

    (b)        The following new paragraph is added:

        Purchaser believes that its financial statements would not be material to Unit holders considering the Offer since (i) Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership, (ii) Purchaser has no current intention to control the Partnership, (iii) the Partnership is not an entity that needs ongoing capital infusion from a controlling security holder and (iv) the Partnership’s Units are illiquid and are not traded on a national exchange, which makes the potential for a negative impact on market price of Units negligible in the event Purchaser offered its Units for sale.

Item 12. Exhibits

12.4             Letter to Unit Holders dated December 8, 2004.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004

ANISE, L.L.C., a Missouri limited liability company

By: /s/ Michele Berry
Michele Berry, Manager

By: /s/ Christopher J. Garlich
Christopher J. Garlich

By: /s/ Jose L. Evans
Jose L. Evans